Exhibit 2a



                                   STOCK PURCHASE AGREEMENT



               The parties to this Stock Purchase Agreement (herein the "Agreement"), entered into as of this 24th day of May, 1995, are as follows:


               - ELEFBE S.A. ADMINISTRADORA DE BENS, a Brazilian
                 corporation, having its registered office at Avenida Arruda Botelho, 684, 4o andar, suite LB, in the city of Sao Paulo, State of Sao Paulo, enrolled in the Taxpayers' List under number 62.373.063/0001-40, herein represented by its Directors, Messrs. Leo Francisco Braun and Ronald Erik Braun.


               - OKLIM S.A. ADMINISTRADORA DE BENS, a Brazilian corporation, having its registered office at Avenida Arruda Botelho, 684, 4o andar, suite JM, in the city of Sao Paulo, State of Sao Paulo, enrolled in the Taxpayers' List under number 63.373.121/0001-36, herein represented by its Directors, Messrs. Julio Milko and Peter Elemer
                 Milko;


               - JULIO MILKO, Brazilian citizen, married, businessman,
                 resident and domiciled in the city of Sao Paulo, State of Sao Paulo, at Rua Traipu, 568, apt. 31, bearer of the Identity Card RG. nr. 1.838.233, enrolled in the Individual Taxpayers List under nr. 007.140.898-34;


               - LEO FRANCISCO BRAUN, Brazilian citizen, married,
                 businessman, resident and domiciled in the city of Sao Paulo, state of Sao Paulo, at Rua Mal. Bina Machado, 476, Jardim Marajoara, bearer of the Identity Card RG. nr. 2.398.635, enrolled in the Individual Taxpayers List under nr. 007.140.708-15;


               - PAULO ANDRE MILKO, Brazilian citizen, bachelor, student, resident and domiciled in the city of Sao Paulo, State of Sao Paulo, at Rua Traipu, 568, apt. 31, bearer of the Identity card RG. nr. 10.478.486-6, enrolled in the Individual Taxpayers List under nr. 118.879.688-73;

               - PETER ELEMER MILKO, Brazilian citizen, married, engineer, resident and domiciled in the city of Sao Paulo, State of Sao Paulo, at Rua Caiowa, 2046, Bloco 2, apt. 92, bearer of the Identity Card RG. nr. 6.406.544, enrolled in the Individual Taxpayers List under nr. 999.499.208-25;


               - THOMAS SIGISMUNDO MILKO, Brazilian citizen, married,
                 business administrator, resident and domiciled in the city of Sao Paulo, State of Sao Paulo, at Rua Piraja da
                 Silva, 183, apt. 163, bearer of the Identity Card RG. nr. 10.478.487, enrolled in the Individual Taxpayers List under nr. 103.396.488-30;


               - RONALD ERIK BRAUN, Brazilian citizen, married, business
                 administrator, resident and domiciled in the city of Sao Paulo, State of Sao Paulo, at Rua Alberto de Faria, 830, bearer of the Identity Card RG. nr. 5.559.277, enrolled in the Individual Taxpayers List under nr. 999.499.468-91;


               - VIVIAN LYDIA BRAUN VALLADA, Brazilian citizen, married,
                 psychologist, resident and domiciled in the city of Sao Paulo, State of Sao Paulo, at Rua Caropa, 70, bearer of the Identity Card RG. nr. 6.802.767, enrolled in the Individual Taxpayers List under nr. 999.499.388-72; and


               - LILIANA BRAUN D'AVILA, Brazilian citizen, married,
                 housewife, resident and domiciled in the city of Sao Paulo, State of Sao Paulo, at Avenida Sao Valerio, 371, bearer of the Identity Card RG. nr. 5.800.944-9, enrolled in the Individual Taxpayers List under nr.
                 999.499.118-34.



               (hereinafter collectively referred to as the "Sellers"), who own, in the aggregate, 378,236,600 (three hundred seventy eight million, two hundred thirty six thousand six hundred) common shares representing 56.3504% of the authorized, issued and outstanding common shares (all of which are referred to herein as the "Common Shares") and 249,469,300 (two hundred forty nine million, four hundred sixty nine thousand three hundred) preferred shares representing 38.8374% of the authorized, issued and outstanding preferred shares (all of which are referred to herein as the "Preferred Shares") (and all of the Common Shares and the Preferred Shares hereinafter referred to as the "Shares"), representing 47.7864% of the total capital stock of Metalac S.A. Industria e Comercio, a Brazilian publicly-held corporation, with head office at Avenida
               Itavuvu, 4690, in the city of Sorocaba, State of Sao Paulo, Brazil, enrolled in the Taxpayers' List under number 61.284.006/0001-22, duly registered with the Comissao de
               Valores Mobiliarios - C.V.M. under number 008.583,
               (hereinafter referred to as "Metalac"),


                              and


               - SPS INTERNATIONAL INVESTMENT COMPANY, a company duly organized and validly existing under the laws of the State of Delaware, United States of America, herein represented by its Secretary/Treasurer, Mr. John M. Morrash (hereinafter referred to as "SPS"), and its wholly owned subsidiary UNBRAKO INDUSTRIA E COMERCIO LTDA., a Brazilian limited liability company, having its registered office at Av. Brig. Faria Lima, 2577, 6o andar (parte), in the city of Sao Paulo, State of Sao Paulo, with its Articles of Association duly filed with the Commercial Registry of the State of Sao Paulo under number NIRE 35.200.898.891, enrolled in the Taxpayers' List under number 44.O68.211/0001-31, herein represented by its managers, Messrs. Vicente Roberto de Andrade Vietri e Liliana Faccio (hereinafter referred to as the "Buyer"), and, as intervening party, SPS TECHNOLOGIES, INC., a company duly organized and validly existing under the laws of Pennsylvania, United States of America, with registered office at Jenkintown Plaza, 101, Greenwood Avenue, Jenkintown, Pennsylvania, United States of America, herein represented by its controller, Mr. William M. Shockley (hereinafter referred to as "SPS Technologies").


               In consideration of the respective representations, warranties, covenants and agreements set out herein, the Sellers, SPS and the Buyer agree as follows:



               ARTICLE 1 - PURCHASE OF SHARES, PURCHASE PRICE AND PAYMENT




                              Section 1. 1 - Upon the terms and subject to
               the conditions set out in this Agreement, SPS, using the

               Buyer as the purchasing vehicle, agrees to buy and Sellers agree to sell, transfer and deliver the Shares to SPS and the Buyer on the Closing Date (as defined in Section 7.1 hereof), free and clear of all liens, pledges, encumbrances, options, rights of first refusal and other claims of every kind whatsoever.




                         Section 1.2 - As full consideration for the Shares,
               upon the terms and subject to the conditions set out in
               Article 6 of this Agreement, SPS, through the Buyer, agrees to pay Sellers the Brazilian currency equivalent to US$8,250,000.00 (eight million two hundred and fifty thousand United States dollars) (the "Purchase Price"), payable as follows:



                              (a) the Brazilian currency equivalent to
               US$4,000,000.00 (four million United States dollars), in cash, certified check or wire transfer in Brazil, on the Closing Date; and


                              (b) the Brazilian currency equivalent to
               US$4,250,000.00 (four million two hundred and fifty thousand United States dollars) by means of the transfer by the Buyer to the Sellers, on the Closing Date, of 141,666 shares of SPS Technologies common stock ("SPS Technologies Common Stock") , one (1) U.S. dollar par value, to achieve such amount. Disposal of the SPS Technologies Common Stock by the Sellers shall be subject to the provisions of Article 8 hereof.





                         Section 1.3 - That portion of the Purchase Price to
               be paid to Sellers in cash in local currency shall be calculated by converting the U.S. dollar amount set forth in
               Section 1.2(a) above into reais at the average exchange rate (purchase and sale) quoted by the Central Bank of Brazil in the SISBACEN Boletim - "cotacoes para contabilidade" SISBACEN PTAX8OO, on the business day immediately preceding the Closing Date.

                          Section 1.4 - Payment of the Purchase Price shall
               be made to each Seller in accordance with his/its percentage ownership of the Shares determined on the basis of the number of Shares represented as owned by each such Seller in Exhibit
               3.2 below, provided that Sellers shall have the right to transfer Shares amongst themselves prior to Closing, in which case payment of the Purchase Price shall be made in accordance with the percentage ownership prevailing on the Closing Date, as long as SPS and Buyer had been notified in writing of any such ownership change at least five (5) days prior to Closing. Individual Sellers will be paid in cash, and Sellers Elefbe S.A. (hereinafter "Elefbe") and Oklim S.A. (hereinafter "Oklim") in cash and in SPS Technologies Common Stock as provided for in Section 1.2(b) above.





                ARTICLE 2 - CONTINGENT PAYMENT


                         Section 2.1 - Subject to the satisfaction of each
               of the conditions set forth in Article 6 and subject to achievement by Metalac of the performance goals hereof, for each year during the Term specified in Section 2.7, Sellers shall receive payments based on the following performance goals:



                         A. First Tier Goal - Sellers shall receive a
               payment in Brazilian currency equivalent to US$360,000 (three hundred sixty thousand United States Dollars) for each year that Metalac achieves a Consolidated Profit After Tax as defined herein of at least the equivalent to US$3,100,000 (three million one-hundred thousand United States Dollars).



                         B. Second Tier Goal - Sellers shall receive an
               additional payment in Brazilian currency equivalent to US$140,000 (one hundred forty thousand United States Dollars) for each year that Metalac achieves a Consolidated Profit
               After Tax as defined herein of a least the equivalent to US$3,500,000 (three million five-hundred thousand United
               States Dollars).

                          C. Third Tier Goal - Sellers shall receive a
               payment in Brazilian currency equal to 47% (forty-seven percent) of the Consolidated Profit After Tax as defined herein achieved by Metalac in excess of the equivalent to US$ 3,900,000 (three million nine-hundred thousand United States Dollars) up to a cumulative maximum of the equivalent to US$ 1,400,000 (one million four-hundred thousand United States Dollars) under this Third Tier Goal during the Term.



                         Section 2.2 - The maximum amounts payable for any
               single year during the Term are as follows:


                         A. First Tier Goal - the Brazilian currency
               equivalent to US$ 360,000 (three hundred sixty thousand United States Dollars).


                         B. Second Tier Goal - the Brazilian currency
               equivalent to US$ 140,000 (one hundred forty thousand United States Dollars).


                         C. Third Tier Goal - the Brazilian currency
               equivalent to US$ 1,400,000 (one million four-hundred thousand United States Dollars).


                         Section 2.3 - For purposes of this Article 2, the
               term "Consolidated Profit After Tax" (hereinafter "PAT") as used herein shall mean the consolidated profit after taxes for operations of Metalac and all Companies (as defined in Section 3.4 hereof) for each fiscal year period during the Term determined in accordance with United States generally accepted accounting principles consistently applied (hereinafter "U.S. GAAP"), provided, however, that the PAT shall be calculated excluding all costs and expenses associated with the acquisition of the Shares by Buyer, and all costs and expenses associated with this Agreement and any other expenses and financing costs caused directly by the acquisition of the Shares by Buyer. PAT shall be further adjusted to reflect the cost of capital (Annual Percentage Rate equivalent to U.S. 30 year Treasury Note plus 4%) related to any future capital contributions made by SPS to increase the shareholders equity base of Metalac (either in cash, or the fair value of other capital contributions) as of the date hereof above US$23,000,000 during the Term. Further, PAT shall be calculated on a basis consistent in all material respects with normal and customary business practices in Brazil as practiced by Metalac during the last three (3) years immediately preceding the date hereof to fairly present the financial condition of Metalac, but in no case shall such PAT calculations be inconsistent with GAAP applied on a consistent basis.







                         Section 2.4 - SPS/Buyer agree to render to Sellers
               within one hundred and twenty (120) days after the first day of January of each year during the Term written reports indicating the PAT for the immediately preceding fiscal year and any payments due for achievement of performance goals in accordance with this Article 2. Simultaneously with the making of such report, Buyer shall pay to Sellers any payments due hereunder.





                         Section 2.5 - The PAT calculations shall be based
               on Metalac's and the Companies' financial statements for each fiscal year period during the Term prepared in accordance with U.S. GAAP, and such statements shall be audited by an independent certified public accountant retained by the Buyer/SPS. SPS agrees to keep accurate records in accordance with U.S. GAAP so that the PAT as defined herein may be accurately determined. SPS also agrees to permit said records of Metalac and the Companies to be examined, from time to time, during business hours, by Sellers and/or by an independent certified public accountant employed and paid for by Sellers, who will report back to Sellers only that information necessary to determine the accuracy of the PAT for the subject fiscal year period. Such inspection shall not be made by Sellers more than once during any fiscal year and not later than one (1) year after the end of any fiscal year during the Term.

                          Section 2.6 - The performance goals and payments
               set forth in Section 2.1 above shall, upon Sellers' written request, be prospectively adjusted at Sellers' Option in accordance with the Consumer Price Index (hereinafter "CPI") for the remainder of the Term once the CPI has cumulatively reached a 10% (ten percent) increase from the "Beginning Index" as defined in this Section. Once the 10% increase threshold has been reached, all prospective performance goals and any payments due upon achieving such goals for each year remaining in the Term, including the goals and payments for the year in which the 10% threshold is reached, shall be adjusted prospectively in accordance with the cumulative percentage change from the Beginning Index in excess of the 10% threshold. However, all payments already paid for years prior to when the CPI threshold reached the 10% increase pursuant to this Section, shall not be retroactively adjusted. The base for computing such adjustment shall be the Consumer Price Index - Urban Consumers U.S. City Average (1982-84 = 100), published by the United States Department of Labor, Bureau of Labor Statistics (the "Index") which is in effect on January 1, 1995 (the "Beginning Index"). The Index published and in effect on the January 1 anniversary date for each year thereafter shall be used in determining the amount of such increase for the applicable year. Both the performance goal and payment, if any, shall be subject to the same CPI adjustment for the applicable year.




                         Section 2.7 - For purpose of this Article 2, "Term"
               shall mean the period of ten (10) consecutive years beginning January 1, 1995 and ending December 31, 2004, so that there will be a total of 10 consecutive years in which performance goals are measured and payments made in accordance with this
               Article 2.



                         Section 2.8 - During the Term, if Metalac becomes
               subject to majority control of a third party other than SPS and its subsidiaries (including Buyer) or if there is a substantial change in the nature of Metalac's business, then Sellers, at their option, shall receive a final termination payment (hereinafter "Termination Payment") instead of any further payments hereunder for the remaining Term. The Termination Payment shall be determined by mutual agreement of the parties, but in no case greater than the future performance payments for the remaining Term. For purposes of this Section, the term "majority control" as used herein shall mean more than 51% controlling interest in Metalac, and the term "substantial change in the nature of Metalac's business" shall mean that at least 65% of Metalac business is no longer the business of making, selling and/or distributing fastener products, precision components, sintered products, tooling, and electronic wrenches.





                         Section 2.9 - Any disagreement arising under or in
               connection with the Sections hereof relating to the Performance Goals, which cannot be settled by negotiation and mutual agreement between the parties within six (6) months from first written notification of such disagreement ("Notification Period"), shall be finally settled by the following procedure: the party alleging the disagreement shall submit to the other party within thirty (30) days after expiration of the Notification Period a written report, prepared by its/his independent certified public accounting firm at its/his own cost, setting forth its/his position; the other party shall then submit within thirty (30) days of the receipt of the disagreeing party's report a written report, prepared by its/his own independent certified public accounting firm at its/his own cost, setting forth its/his position in response thereto; if the parties are still unable to resolve the disagreement after the expiration of thirty
               (30) days following the exchange of the other party's report, then the parties shall select by mutual agreement a third independent certified public accounting firm, who shall review both reports and any other relevant information it deems necessary, and shall resolve the dispute by selecting one of the reports with which it is in most agreement.
               The losing party (i.e. the party whose report is not selected), shall pay all costs related to the services rendered by the third public accounting firm.




                         Section 2.10 - For purposes of this Article 2, the
               conversion of any amount in U.S. Dollars into Brazilian currency and vice-versa shall be made at the average exchange rate (purchase and sale) quoted from time to time by the Central Bank of Brazil in the SISBACEN Boletim -

               "cotacoes para contabilidade" - SISBACEN PTAXSOO, on the business day immediately preceding the date as of which such conversion is required to be effected.



               ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF SELLERS



                         The Sellers jointly and severally make the
               following representations and warranties to SPS and the
               Buyer:




                         Section 3.1 - To the best of Sellers' knowledge,
               the total capital stock of Metalac consists solely of 1,313,565,000 (one billion, three hundred thirteen million, five hundred sixty five thousand) registered shares, with no par value, of which 671,222,200 (six hundred seventy one million, two hundred twenty two thousand, two hundred) are shares of common stock and 642,342,800 (six hundred forty two million, three hundred forty two thousand eight hundred) are shares of preferred stock, all of which have been validly issued, are fully paid in and non-assessable. Metalac has no other shares of capital stock authorized, issued or outstanding and it has outstanding no subscriptions, options or other obligations of any character (whether or not evidenced by securities) obligating it to issue shares of its capital stock other than as set out in Exhibit 3.1.



                         Section 3.2 - On the Closing Date Sellers will be,
               in the aggregate, the lawful owners of one hundred percent (100%) of the Shares, with clear and unencumbered title thereto, free and clear of all liens, pledges, encumbrances, options, rights of first refusal and other claims of any kind, and will have full right, power and authority required by law to sell, transfer and deliver the Shares to Buyer.
               The beneficial and record ownership of the Shares to be held by each Seller on the Closing Date is set out in Exhibit 3.2, except for the right of Sellers to transfer Shares amongst themselves as provided for in Section 1.4 above. The sale, transfer and delivery of the Shares to Buyer pursuant to this Agreement will transfer to and vest in Buyer clear and unencumbered title thereto, free and clear of all liens, pledges, encumbrances, options, rights of first refusal and other claims of any kind.



                         Section 3.3 - To the best of Sellers' knowledge,
               Metalac (a) is a publicly held corporation duly organized, validly existing, and in good corporate and tax standing under the laws of Brazil, (b) has the full corporate powers and authority to own or hold under lease or similar agreement the properties and assets which it now owns or holds under such lease or agreement, and to carry on its business as it is now being conducted, and (c) has obtained all the required licenses and permits from relevant federal, state and municipal authorities for carrying-on its activities, and the undertaking of such activities does not violate any treaty, statute, administrative law or regulation. SPS and the Buyer's Legal Counsel have obtained copies of the deed of constitution and the By-Laws of Metalac currently in force as filed with the Commercial Registry of the State of Sao Paulo. To the best of Sellers's knowledge, such copies are complete and correct.


                         Section 3.4 - Exhibit 3.4 is a complete and correct
               list of each corporation, partnership, joint venture, or other entity (each, a "Company" and together, the "Companies") in which stock or other interest is owned, directly or indirectly, by Metalac, showing in each case:


                         (a) the number of shares of each class of stock or
               other interest owned by Metalac;


                         (b) the total investment of Metalac in each such
               Company.


               All of the shares or other interests of such Companies owned directly or indirectly by Metalac are validly issued, fully paid, unencumbered and non-assessable and Metalac has good title to each of the shares or other interests of each such Company. To the best of Sellers' knowledge, the Companies are duly organized, validly existing and in good standing under the laws of the jurisdiction of their corresponding establishment, have full corporate power and authority to own or hold under lease or similar agreements the properties and assets they now own or hold under such lease or agreement and to carry on their business as they are now being conducted, and each such Company is duly-qualified to do business and in good standing in each foreign jurisdiction in which such qualification is necessary. SPS and the Buyer's Legal Counsel have obtained copies of the deed of constitution and the By-Laws of each Company currently in force as filed with the relevant Companies Registry. To the best of Sellers' knowledge, such copies are complete and correct.



                         Section 3.5 - Attached- as Exhibit 3.5.A is a
               complete and correct list of all administrative council members, directors, officers, managers and employees holding positions of confidence with Metalac and with each Company. To the best of Sellers' knowledge, Exhibit 3.5.B is a complete and correct list of all trade unions to which Metalac and each Company are affiliated and collective labor agreements executed by Metalac and the Companies. To the best of Sellers' knowledge, (a) all employees of Metalac and the Companies are regularly registered as such in the proper register books, along with their corresponding salaries, all in compliance with applicable laws and regulations; (b) Metalac and the Companies have provided for all registrations and filings and have taken all necessary actions required under the social security, labor and social contribution laws and regulations; (c) all social security and social contribution due and payable have been paid when due, or adequate provisions have been made in the Balance Sheets dated December 31, 1994; (d) except for those claims listed in Exhibit 3.5.C hereto, neither Metalac, nor any Company is part of any other labor disputes.


                         Section 3.6 - SPS and the Buyer's Independent
               Accountant's and Legal Counsel have obtained audited Balance Sheets of Metalac and consolidated Balance Sheets of Metalac and the Companies as of December 31, 1992, December 31, 1993 and December 31, 1994 and the financial statements for such fiscal periods, all of which are attached hereto as Exhibits 3.6.A to 3.6.C. To the best of Sellers' knowledge, these financial statements (a) are complete and correct in all material respects, (b) are in accordance with the books and records of Metalac and the companies, (c) have been prepared in a manner consistent with accounting principles generally accepted in Brazil, and (d) present fairly the financial condition of Metalac and the Companies as of the dates indicated, and correctly reflect the results of their operations for the fiscal period then ended. Except as disclosed in Exhibit 3.6.D, as of December 31, 1994, neither Metalac nor the Companies had any obligation or liability (absolute, contingent or other otherwise, whether due or to become due) other than obligations and liabilities incurred by them in the ordinary course of business and disclosed in the financial statements provided as of that date or in the notes appended thereto.




                         Section 3.7 - SPS and Buyer's Independent
               Accountant's and Legal Counsel have obtained copies of all federal income tax returns filed by Metalac and by each Company (except for Torbus S.A.I y M., International Fastener Trading Corp. Ltd. and Metalinox Com. e Rep. Ltda.) for their fiscal years ended December 31, 1990, December 31, 1991, December 31, 1992 and December 31, 1993, all of which are attached hereto as Exhibits 3.7.A to 3.7.D. To the best of Sellers' knowledge, Metalac and the Companies have filed no later than the due date applicable thereto all foreign, federal, state and municipal tax returns required to be filed by them. Except as disclosed on Exhibit 3.7.E, all taxes shown to be due and payable with respect to such returns and any and all taxes, business taxes and real and personal property taxes required to be paid, except taxes not yet due, have been paid when due. Except as shown on their December 31, 1994 Balance Sheets and in Exhibit 3.7.E, Metalac and the Companies have no liability for any federal, state, municipal or other taxes for or applicable to any fiscal period ended prior thereto, and adequate provisions have been made in the Balance Sheets identified in Section 3.6 above, as of the dates thereof, for the payment by Metalac and the Companies of all then accrued and unpaid federal, state, municipal and other governmental taxes, whether or not yet due and payable and whether or not disputed. Adequate provisions have been made on the books and records of Metalac and the Companies since December 31, 1994, for all such taxes that have accrued since that date.

                         Section 3.8 - Attached as Exhibit 3.8 is a true and
               correct list and description to the best of Sellers, knowledge, of all bank accounts, with balances as of May 22, 1995, maintained by Metalac and by each Company, with the names of the authorized signers in each instance.



                         Section 3.9 - To the best of Sellers' knowledge all
               policies of insurance held by Metalac and by each Company is currently in full force and Metalac and the Companies have not failed to give timely notice or present any material claim under any insurance policy.



                         Section 3.10 - To the best of Sellers' knowledge,
               except as disclosed to SPS and the Buyer in Exhibit 3.10, neither Metalac, nor any Company has breached any material provision of or is in default in any material respects under the terms of any contract, arrangement, plan, lease or license, a breach of which, or a default under which would have a material adverse effect upon the business or financial conditions of Metalac or such Company.



                         Section 3.11 - To the best of Seller's knowledge,
               (i) there is no substance, contaminant, pollutant, or waste which is designated currently as hazardous or toxic, or is otherwise regulated, under any applicable environmental law or regulation located in, on, under, or above any portion of any facilities or properties owned, leased or used by Metalac or by any Company on or prior to the Closing Date, (ii) there has been no release of any hazardous material into the environment which Metalac or any of the Companies is required to clean up or otherwise remediate, (iii) neither Metalac, nor the companies, nor to Metalac and the Companies' knowledge, any third party acting for Metalac or the Companies has disposed of or transported any hazardous material off the site in which it was generated, and (iv) neither Metalac nor the Companies are subject to any reporting requirements with respect to any material which, as of the date hereof, is a hazardous material. Neither Metalac, nor any Company received any service of process or notice (i) from any governmental authority proposing, suggesting or threatening investigation or remedial action or alleging a violation of any environmental law or regulation,
               (ii) from any former owner, lienholder or former or present tenant or other user of any of the facilities or properties owned, leased or used by Metalac or by the Companies on, or to the best of Sellers' knowledge prior to, the Closing Date, seeking indemnification for any cost associated with, or making any other claim in connection with, the presence of hazardous materials on, beneath or adjoining such facilities or properties, and/or (iii) from any other person or entity with respect to or otherwise relating to any potential environmental claims against Metalac and/or the Companies.




                         Section 3.12 - To the best of Sellers' knowledge,
               there is no unrecorded claim, obligation, liability, litigation, proceeding or governmental investigation pending or threatened against Metalac or any of the Companies, which would have a material adverse effect on Metalac or its assets.




                         Section 3.13 - To the best of Sellers' knowledge,
               Metalac and the Companies have complied with all treaties, laws, ordinances, rules, regulations, and orders having application to their businesses, including, without limitation compliance with all abuse of economic power and antitrust laws.



                         Section 3.14 - To the best of Sellers' knowledge,
               except as set forth in Exhibit 3.14, neither the execution of this Agreement by the Sellers, nor the acquisition of the Shares by the Buyer as contemplated herein, will violate any applicable law court order or judicial decision, or violate, conflict with or result in a breach, acceleration or termination of any contract to which Metalac or any Company is a party, or result in the creation of any lien or encumbrance upon the property or the assets of Metalac or of any Company. There are no circumstances, facts or commitments relating to Metalac or to any of the Companies or to their corresponding businesses and activities, by virtue of which, pursuant to applicable law, any change in the ownership of their respective stocks will result in any change or modification of their powers, rights, privileges or authority in connection with the operation of their businesses or with respect to the ownership or possession of the assets used in their corresponding businesses and activities.



                         Section 3.15 - Sellers further represent and
               warrant to SPS and Buyer that on the Closing Date they will assign and transfer or cause to be assigned and transferred to the Buyer, or to any other party whom SPS may designate, title to the minority stock held by any of them or by their nominees in the capital of each of the Companies, for their corresponding par value, free and clear of liens, pledges, encumbrances, options, rights of first refusal and other claims of any kind.




               ARTICLE 4 -    ADDITIONAL REPRESENTATIONS AND WARRANTIES OF
                              SELLERS


               The Sellers jointly and severally make the following additional representations and warranties to SPS and the
               Buyer:


                         Section 4.1 - Elefbe and Oklim are each a company
               duly organized, validly existing and in good standing under the laws of Brazil and has the corporate power and authority to own its assets and properties and to carry on its business as now conducted. Elefbe and Oklim have each the corporate power and authority to execute and deliver this Agreement and to perform its obligations and to consummate the transactions contemplated hereby. The execution and delivery by Elefbe and Oklim of this Agreement, and the consummation by them of the transactions contemplated hereby, have been duly authorized by all necessary corporate action by Elefbe and Oklim.



                         Section 4.2 - This Agreement, upon execution and
               delivery by Sellers will constitute a legal, valid and binding obligation of Sellers. Neither the execution and delivery by each Seller, nor the performance by Sellers of their obligations under this Agreement, nor the consummation by Sellers of the transactions contemplated hereby, will violate any provision of the charter or other governing documents of Elefbe and Oklim and neither the execution and delivery nor the performance by the Sellers of their obligations under, nor the consummation by each of the transactions contemplated by, this Agreement will, (i) violate, conflict with or result in a breach or termination of, or otherwise give any other contracting party additional rights or compensation under, or the right to terminate, or constitute a default under the terms of, any agreement to which any Seller is a party or by which Sellers or any of their properties or assets are bound or subject, (ii) violate any judicial order against, or binding upon, any of the Sellers or any of their properties or assets, or (iii) constitute a violation by the Sellers of any applicable law as such law relates to Sellers or to the properties or assets of Sellers.



                         Section 4.3 - Except for the C.V.M. Authorization
               referred to in Section 6.1, no material third party consent or approval, authorization, license, permit or other action by, or filing with, any governmental body, is required, with respect to the actions of Sellers in connection with the execution and delivery by Sellers of this Agreement or in order for Sellers to consummate the transaction contemplated hereby.


               ARTICLE 5 - COVENANTS OF SELLERS PENDING CLOSING



               Until the Closing Date, Sellers:

                         Section 5.1 - shall not make any material changes
               in the business and management of Metalac and/or the Companies without SPS' prior written agreement;



                         Section 5.2 - shall not permit Metalac and the
               Companies to take or agree to take any one or more of the following actions without the prior written approval of SPS:



                               (a) to amend the By-Laws or Articles
               Association of Metalac and the Companies, engage in any merger or consolidation or in any way change the character of the business of Metalac and the Companies; and


                              (b) to engage in transactions with any Seller
               or his/its affiliates other than transactions entered into or made in the ordinary course of business consistent with past practices of Metalac and the Companies;



                         Section 5.3 - shall cause Metalac and the Companies
               to conduct their respective businesses in the ordinary and usual course in accordance with past practices.



               ARTICLE 6 - CONDITIONS PRECEDENT


                    The closing of the transactions contemplated by this
               Agreement, to take place as provided for in Article 7 below, with the consequent consummation of the purchase and sale of the Shares, is subject to the satisfaction of each of the following conditions:


                         Section 6.1 - Buyer shall have obtained the prior
               effective approval of Comissao de Valores Mobiliarios - C.V.M. for the purchase and sale of the Common Shares as contemplated hereunder, pursuant to Sec. 254 and following sections of the Brazilian Corporation Law (Law nr. 6.404, of December 15, 1976) (the "C.V.M. Authorization").


                         Section 6.2 - SPS and the Buyer shall have been
               furnished with, on or before the Closing Date, all of the following documents, in form and content satisfactory to SPS and its counsel (subject to the right of SPS and Buyer to waive receipt of any such document):


                              (a) a certificate executed on behalf of Elefbe
               and Oklim by duly authorized officers of Elefbe and Oklim and by each individual Seller, dated the Closing Date, certifying that (i) all the representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects on the Closing Date as if made on the

               Closing Date; and (ii) all the covenants and agreements set forth in Article 5 have been strictly observed. Such certificate shall be accompanied by certified copies of all documents and corporate resolutions referred to therein, if any;

                              (b) a list of all powers of attorney "ad
               negotia" granted by Metalac and by each Company in force on the Closing Date, identifying in each case the corresponding grantee and the powers granted, accompanied by the corresponding power of attorney documents;


                              (c) opinion of Sellers' counsel in form and
               content satisfactory to SPS and the Buyer, to the effect that
               (i) the consummation of the transactions contemplated by this Agreement will not violate any provision of Elefbe and Oklim's charter or other governing documents; (ii) Elefbe and Oklim have the corporate power to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and all corporate and other actions required to be taken by and on the part of Elefbe and Oklim's shareholders to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, executed and delivered by Elefbe and Oklim and this Agreement constitutes the legal, valid and binding obligations of Sellers in accordance with its terms;
               (iii) the corporate existence, capitalization, good corporate and tax standing, and corporate power and authority of Metalac and of each Company is as represented and warranted in this Agreement; (iv) except as may be specified in such opinions, such counsels do not know of any other action, suit, proceeding, investigation or claim, pending or threatened, relating to this Agreement or the transactions contemplated by this Agreement or which is likely to have a material adverse effect on the properties or businesses of Metalac and the Companies, in addition to those disclosed and listed in the Exhibits to this Agreement.



                         Section 6.3 - Between the date of this Agreement
               and the Closing Date, there shall not have occurred, in the sole opinion of SPS and Buyer, any event resulting or which may result in a material adverse change in the Condition of Metalac and the Companies. For purpose of this section, "Condition of Metalac and the Companies" means the business, assets, condition (financial or otherwise) or results of operations of Metalac and the Companies taken as a whole.

                 ARTICLE 7 - CLOSING


                         Section 7.1 - The closing of the purchase and sale
               of the Shares contemplated by this Agreement (the "Closing") shall take place in the city of Sao Paulo, at the offices of Machado, Meyer, Sendacz e Opice Advogados, Rua da Consolacao, 247, 8th floor, at 02:00 p.m. Sao Paulo time, on the tenth business day following the C.V.M. Authorization (as defined in Section 6.1) or on such other date following the C.V.M. Authorization as the parties may mutually agree (the "Closing Date").



                         Section 7.2 - At the Closing, Sellers shall
               transfer the Shares to Buyer by means of appropriate entries in, and execution of, the Stock Transfer Books of Metalac or, if it is the case, by means of the execution of the appropriate forms required by the financial institution acting as issuing agent for Metalac for registration of the transfer shares.



                         Section 7.3 - At the Closing, Sellers shall
               transfer and assign to SPS or to any other party whom SPS might have previously designated, or shall cause all nominees to transfer and assign to SPS or to any other party whom SPS shall have indicated, as the case may be, all of the quotas held by any of them in the capital of each Company as provided for in section 3.15, by executing and delivering to SPS and the Buyer the appropriate amendments to the Articles of Association of each such Company.



                         Section 7.4 - At the Closing, Sellers shall deliver
               to SPS and Buyer all documents and opinions which have to be delivered by Sellers to SPS and Buyer pursuant to Section 6.2.



                         Section 7.5 - At the Closing, Buyer shall deliver
               to Sellers that portion of the Purchase Price to be paid in cash as provided in Section 1.2(a) and in accordance with the percentage ownership of the Shares referred to in Section 1.4.

                          Section 7.6 - At the Closing, Buyer shall transfer
               and assign to Elefbe and Oklim the SPS Technologies Common Stock in payment of that portion of the Purchase Price payable to Sellers with such stock as provided for in Sections 1.2(b) and 1.4, by means of appropriate authorizations to secure such transfer.




               ARTICLE 8 - COVENANTS OF SELLERS FOLLOWING CLOSING

               Following the Closing Date:


                         Section 8.1 - The Sellers agree to hold the SPS
               Technologies Common Stock for a period of two (2) years subsequent to the Closing Date in the name(s) in which they were registered as of the Closing and shall not sell, transfer, assign, set over, hypothecate or otherwise dispose of the SPS Technologies Common Stock in any way whatsoever, except as hereinafter provided.



                         Section 8.2 - Following the expiration of two (2)
               years as set forth in Section 8.1, the Sellers may sell all or any portion of the SPS Technologies Common Stock in the United States securities market; provided, however, that, such sale or sales shall be made in "brokers' transactions" (within the meaning of Section 4(4) of the United States Securities Act of 1933, as amended (the 1993 Act")) or directly with a market maker in SPS Technologies Common Stock (as that term is defined in Section 3 (a) (38) of the United States Securities Exchange Act of 1934) and the amount of the SPS Technologies Common Stock which any one of the Sellers (the "Selling Shareholder") may sell in the United States, combined with all sales in the United States market of any other restricted or unrestricted shares of SPS Technologies Common Stock which the Selling Shareholder may own, within three (3) month preceding the intended sale, shall not exceed the greater of (i) one percent (1%) of the total shares of common stock of SPS Technologies outstanding as evidenced by its most recent published report, or (ii) the average weekly reported volume of trading in SPS Technologies common stock on the New York Stock Exchange during the four (4) calendar weeks preceding the filing of a Notice on Form 144 pursuant to Rule 144. No Notice on Form 144 is required if the Selling Shareholder sells less than five hundred (500) shares of SPS Technologies Common Stock, or the SPS Technologies Common Stock to be sold has an aggregate sale price of less than Ten Thousand U.S. Dollars (US$10,000.00) and the foregoing formula to determine volume limitation is made just prior to placing the order for sale with a registered broker or directly with a market maker in the common stock of SPS Technologies. If a Notice on Form 144 is required pursuant to this Agreement, the Selling Shareholder must file three (3) completed and executed copies of the Notice on Form 144 with the United States Securities and Exchange Commission at its principal office in Washington, D.C. and one (1) completed and executed copy with the New York Stock Exchange, in each case concurrently transmitted with the placing of the order with a registered broker for sale or, if with a market maker, directly with such market maker.






                         The Sellers agree to further comply as to the
               manner and limitations on such sale of SPS Technologies Common Stock in all respects with Rule 144 which, as the same may be amended from time to time, is incorporated in its entirety herein by reference as if each and every applicable term and condition thereof was set forth herein. The extent of an "Affiliated Group" of a Selling Shareholder for determination of the extent of aggregation of SPS Technologies Common Stock attributable to any Selling Shareholder shall, be governed by the 1933 Act, as then amended, and the rules and regulations promulgated thereunder.



                         Section 8.3 - Upon issuance thereof and so long as
               SPS Technologies Common Stock is subject to this Agreement, the certificates evidencing the SPS Technologies Common Stock (and all securities issued in exchange therefore or in substitution thereof) shall bear the following legend in the English language:

                         THE SHARES REPRESENTED BY THIS CERTIFICATE
                         ARE SUBJECT TO CERTAIN RESALE RESTRICTIONS
                         SET FORTH IN AN AGREEMENT DATED AS OF MAY
                         24, 1995, BETWEEN SPS INTERNATIONAL

                         INVESTMENT COMPANY AND ELEFBE S.A., OKLIM S.A. AND OTHERS AS SET FORTH THEREIN, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF SPS TECHNOLOGIES, INC., THE ISSUER OF THESE SHARES.



                         Section 8.4 - Notwithstanding anything to the
               contrary contained in this Article 8, the Sellers may sell, assign, transfer, gift or otherwise dispose of any portion or all of the SPS Technologies Common Stock to a third party (including without limitation, family members of the Sellers) at any time subsequent to the Closing Date with the consent of the Buyer, which consent shall not be unreasonably withheld. Any and all certificates evidencing shares of SPS Technologies Common Stock transferred to such transferees will bear the legend provided in Section 8.3 above.



                         Section 8.5 - The Sellers understand and agree that
               the provisions in this Article 8 are in addition to, and not in lieu of, applicable United States federal and state securities laws. To the extent that any provision in this
               Article 8 is inconsistent with such laws, such laws shall prevail.



                ARTICLE 9 - INDEMNIFICATION


                         Section 9.1 - Sellers jointly and severally shall
               be responsible for and shall indemnify and hold SPS and Buyer harmless for any and all losses, damages, costs and expenses incurred or sustained by SPS and/or Buyer and/or Metalac and/or any Company as a result of (i) any acts or omissions of any of the Sellers occurring prior to and including the Closing Date and which was undertaken by such Seller in bad faith or which resulted in an undue advantage to him/it; and
               (ii) any unusual, unexpected or unrecorded liabilities of Metalac or of any Company related to facts, acts or omissions occurred or performed prior to and including the Closing Date. Sellers shall not be responsible for the consequences of any acts unknown to Sellers which were performed by employees or officers of Metalac or of any Company occurring prior to and including the Closing Date, which cause damage to Metalac or such Companies, including acts performed in bad faith or negligent acts. Sellers represent and warrant that they are unaware of any such acts as of the date hereof.


                         Sellers' liability hereunder shall be limited to
               47% of the total loss, damage, cost or expense incurred or sustained by SPS and/or Buyer and/or Metalac and/or the Companies in accordance with this Section 9.1.




                         Section 9.2 - With respect to any payment
               obligations of Buyer to Sellers after the Closing, Buyer may retain any portion or all of the payments due Sellers to satisfy claims of Buyer for indemnity pursuant to this
               Article 9. Any undue retention by Buyer of amounts which otherwise would have to be paid to Sellers shall subject Buyer to a penalty of an amount equivalent to the amount which had to be paid to Sellers, plus actual losses and damages sustained by the Sellers as a result thereof.




                         Section 9.3 - Sellers shall be responsible for and
               shall indemnify and hold SPS and Buyer harmless for the liquidation and debts of Torbus S.A.. It is hereby agreed that SPS and/or Buyer and/or Metalac shall bear the administrative costs and expenses in connection with the liquidation procedure of Torbus S.A. up to an aggregate amount equivalent to US$10,000, Sellers being solely responsible for any costs and expenses in excess of such limit is reached.




                         Section 9.4 - As soon as practicable after Closing,
               SPS and Buyer shall use their best efforts to replace all personal guarantees given by Sellers to guaranty payment of Metalac and/or the Companies' obligations in the ordinary course of business. If any such replacement would not be possible, SPS and Buyer shall cause Metalac or the relevant Company in benefit of which the personal guarantee was given, to pay the guaranteed debt upon maturity. SPS and Buyer shall indemnify and hold Sellers harmless for any and all losses, damages, costs and expenses incurred or sustained by Sellers as a result of any failure by SPS, Buyer, Metalac or the Companies to replace such personal guarantees, or to pay when due any such guaranteed debt as contemplated hereunder.




               ARTICLE 10 - TERMINATION



               Anything herein to the contrary notwithstanding, this Agreement may be terminated by Sellers or by SPS/Buyer, and the transactions contemplated hereby abandoned at any time prior to the Closing Date, only (i) if any one or more of the conditions to their respective obligation to close has not been fulfilled as of the scheduled Closing Date or (ii) if the C.V.M. Authorization is not obtained on or before July 31, 1995, or such other date as mutually agreed in writing by the parties.





               ARTICLE 11 - MISCELLANEOUS


                         Section 11.1 -  Each party hereto agrees to execute
               such further documents or instruments and to take such other actions as may be necessary or desirable from time to time to effect the purposes of this Agreement and carry out its provisions. In particular, each party undertakes to perform or cause to be performed such acts and execute such documents as may be required or desirable for filing for the C.V.M. Authorization referred to in Section 6.1 within 15 (fifteen) days from the date hereof, as well as for obtaining such C.V.M. Authorization prior to July 31, 1995.



                         Section 11.2 - No party to this Agreement shall
               assign or otherwise transfer any of its rights or obligations under this Agreement without the express written consent of each other party to this Agreement, provided, however, that SPS, at any time prior to Closing, shall have the right to use other affiliate company(ies) as a vehicle for the purchase of the Shares contemplated hereby, and, in such a case, Buyer may assign some or all of its rights and obligations to such affiliate company(ies) of SPS, provided, however, that SPS will remain liable for the obligations under this Agreement.


                         Section 11.3 - Except as provided for in Article 10
               hereof, this Agreement is irrevocable, and shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.



                         Section 11.4 - All notices or other communications
               provided for hereunder required or permitted to be given hereunder shall be in writing and shall be deemed to be given when delivered in person or by private courier with receipt, when telefaxed with confirmation of transmission, or ten (10) days after being deposited in the mail, registered or certified, return receipt requested, as follows:


               (a)  If to Sellers, to

                    Julio Milko
                    Rua Traipu, 568, apt. 31
                    01235-000 Sao Paulo, SP., Brazil

                    Fax no: (011) 837-9989

                    Leo Francisco Braun
                    Rua Marechal Bina Machado, 476
                    04663-120 Sao Paulo, SP., Brazil

                    Fax no: (011) 837-9989



               (b) If to SPS or Buyer, to


                    SPS INTERNATIONAL INVESTMENT COMPANY
                    Jenkintown Plaza, 101 Greenwood Avenue, Suite 470, Jenkintown, Pennsylvania 19046-2611
                    U.S.A.

                    Attention: Mr. William M. Shockley
                               Fax no: (215) 517 2032

                    Copy to:

                    Machado, Meyer, Sendacz e Opice - Advogados
                    Rua da Consolacao, 247, 8o andar
                    01301-903 Sao Paulo, SP., Brazil

                    Attention: Moshe B. Sendacz, Esq.
                               Fax no: (011) 231-1392

                    and


                    Franca Ribeiro,Almeida,Monaco,Gaeta e Vietri Advogados Av. Paulista, 810, 4o andar
                    01310-100 Sao Paulo, SP., Brazil

                    Attention: Luiz de Franca Ribeiro, Esq.
                               Fax no: (011) 288-5953


               or in any case to such other address as hereinafter shall be furnished as provided in this Section 11.4 by any of the parties to this Agreement to Sellers and SPS. For purposes of this Section 11.4, Sellers shall be deemed to be one sole party, and any notice and/or communication given to Julio Milko and Leo F. Braun as provided for herein shall imply a notice and/or communication given to all the other Sellers.



                         Section 11.5 - Sellers, SPS and Buyer shall each
               pay their own expenses in connection with this Agreement and the transactions contemplated thereby, whether or not the same are consummated, and none of the expenses of Sellers shall be paid by Metalac or by any Company.




                         Section 11.6 - Each party represents and warrants
               to the others that all negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on its/his behalf in such a manner as to give rise to any valid claim from any brokerage commissions or finders' fees or similar compensation in connection with the purchase and sale of the Shares.

                          Section 11.7 - No delay on the part of Sellers,
               SPS or Buyer in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of Sellers, SPS or Buyer of any right hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any partial exercise of any right, power or privilege hereunder preclude any other further exercise thereof or the exercise of any other right, power or privilege hereunder.





                         Section 11.8 - All representations, warranties and
               agreements made in this Agreement shall survive the Closing without limitation.




                         Section 11.9 - If any provision or portion of this
               Agreement shall to any extent be held invalid or unenforceable in any circumstances, the remainder of this Agreement and the application of such portion or provision to another extent or in other circumstances shall be valid and enforceable to the fullest extent permitted by law.



                         Section 11.10 - This Agreement may be modified or
               amended only by written agreement of the parties.




                         Section 11.11 - This Agreement shall be governed
               and construed in accordance with the laws of Brazil.



                         Section 11.12 - This Agreement is simultaneously
               executed in English and Portuguese; in case of discrepancy between such languages, the English language shall prevail. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed and original, but all of which together shall constitute one and the same instrument.

               IN WITNESS WHEREOF the parties have caused this Agreement to be executed in the presence of the two undersigned witnesses.

                         /s/ Leo F. Braun   Ronald Erik Braun
                         ELEFBE S.A. ADMINISTRADORA DE BENS
                         Leo F. Braun   Ronald Erik Braun


                         /s/ Julio Milko   Peter Elemer Milko
                         OKLIM S.A. ADMINISTRADORA DE BENS
                         Julio Milko   Peter Elemer Milko


                         /s/ Julio Milko
                         Julio Milko


                         /s/ Leo Francisco Braun
                         Leo Francisco Braun


                         /s/ Paulo Andre Milko
                         Paulo Andre Milko


                         /s/ Peter Elemer Milko
                         Peter Elemer Milko


                         /s/ Thomas Sigismundo Milko
                         Thomas Sigismundo Milko


                         /s/ Ronald Erik Braun
                         Ronald Erik Braun


                         /s/ Vivian Lydia Braun Vallada
                         Vivian Lydia Braun Vallada


                         /s/ Liliana Braun D'Avila
                         Liliana Braun D'Avila


                         /s/ John M. Morrash
                         SPS INTERNATIONAL INVESTMENT COMPANY
                         John M. Morrash

                    (last signature page of the Stock Purchase Agreement amongst Elefbe S.A. Administradora de Bens et al and SPS International Investment Company et al, dated May 24,
                    1995)



                         /s/ Vicente R.A. Vietri   Liliana Faccio
                         UNBRAKO INDUSTRIA E COMERCIO LTDA.
                         Vicente R.A. Vietri   Liliana Faccio

                         /s/ William M. Shockley
                         SPS TECHNOLOGIES, INC.
                         William M. Shockley